UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1834
                               (Amendment No. 2)*


                        ANTEON INTERNATIONAL CORPORATION
                        --------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   03674E 10 8
                                   -----------
                                 (CUSIP Number)


                                DECEMBER 31, 2004
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [_]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03674E 10 8               Schedule 13G                   Page  2 of 18


--------------------------------------------------------------------------------
1.       Name of Reporting Person           Azimuth Technologies, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               2,462,891
Beneficially            (6)     Shared Voting Power               415,159
Owned by Each           (7)     Sole Dispositive Power          2,462,891
Reporting Person        (8)     Shared Dispositive Power          415,159

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,878,050
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                         [_]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      8.0%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN


--------------------------------------------------------------------------------

CUSIP NO. 03674E 10 8               Schedule 13G                   Page  3 of 18


--------------------------------------------------------------------------------
1.       Name of Reporting Person           Azimuth Tech. II LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               621,102
Beneficially            (6)     Shared Voting Power             415,159
Owned by Each           (7)     Sole Dispositive Power          621,102
Reporting Person        (8)     Shared Dispositive Power        415,159

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,036,261
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                         [_]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      2.9%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO


--------------------------------------------------------------------------------

CUSIP NO. 03674E 10 8               Schedule 13G                   Page  4 of 18


--------------------------------------------------------------------------------
1.       Name of Reporting Person          Georgica (Azimuth Technologies), L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               3,083,993
Beneficially            (6)     Shared Voting Power               415,159
Owned by Each           (7)     Sole Dispositive Power          3,083,993
Reporting Person        (8)     Shared Dispositive Power          415,159

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,499,152
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                         [_]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      9.7%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN


--------------------------------------------------------------------------------

CUSIP NO. 03674E 10 8               Schedule 13G                   Page  5 of 18


--------------------------------------------------------------------------------
1.       Name of Reporting Person          Georgica (Azimuth Technologies), Inc.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               3,084,662
Beneficially            (6)     Shared Voting Power               415,159
Owned by Each           (7)     Sole Dispositive Power          3,084,662
Reporting Person        (8)     Shared Dispositive Power          415,159

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,499,821
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                         [_]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      9.7%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               CO


--------------------------------------------------------------------------------

CUSIP NO. 03674E 10 8               Schedule 13G                   Page  6 of 18


--------------------------------------------------------------------------------
1.       Name of Reporting Person           Ferris Family 1987 Trust
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power                   0
Beneficially            (6)     Shared Voting Power           296,854
Owned by Each           (7)     Sole Dispositive Power              0
Reporting Person        (8)     Shared Dispositive Power      296,854

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  296,854
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                         [_]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      0.8%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO


--------------------------------------------------------------------------------

CUSIP NO. 03674E 10 8               Schedule 13G                   Page  7 of 18


--------------------------------------------------------------------------------
1.       Name of Reporting Person           SML Family Investors LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power                  0
Beneficially            (6)     Shared Voting Power           15,924
Owned by Each           (7)     Sole Dispositive Power             0
Reporting Person        (8)     Shared Dispositive Power      15,924

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  15,924
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                         [_]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      0.0%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO


--------------------------------------------------------------------------------

CUSIP NO. 03674E 10 8               Schedule 13G                   Page  8 of 18


--------------------------------------------------------------------------------
1.       Name of Reporting Person           Frederick J. Iseman
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        United States


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               3,085,331
Beneficially            (6)     Shared Voting Power               415,159
Owned by Each           (7)     Sole Dispositive Power          3,085,331
Reporting Person        (8)     Shared Dispositive Power          415,159

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,500,490
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                         [_]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      9.7%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN


--------------------------------------------------------------------------------

CUSIP NO. 03674E 10 8               Schedule 13G                   Page  9 of 18


--------------------------------------------------------------------------------
1.       Name of Reporting Person           Robert A. Ferris
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        United States


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power                       0
Beneficially            (6)     Shared Voting Power               296,854
Owned by Each           (7)     Sole Dispositive Power                  0
Reporting Person        (8)     Shared Dispositive Power          296,854

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  296,854
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                         [_]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      0.8%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN


--------------------------------------------------------------------------------

CUSIP NO. 03674E 10 8               Schedule 13G                   Page 10 of 18


--------------------------------------------------------------------------------
1.       Name of Reporting Person           Steven M. Lefkowitz
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        United States


--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power                       0
Beneficially            (6)     Shared Voting Power               118,305
Owned by Each           (7)     Sole Dispositive Power                  0
Reporting Person        (8)     Shared Dispositive Power          118,305

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  118,305
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                         [_]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      0.3%


--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN


--------------------------------------------------------------------------------

CUSIP NO. 03674E 10 8               Schedule 13G                   Page 11 of 18


Item 1.  (a)      NAME OF ISSUER

                  Anteon International Corporation (the "Company").

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  3211 Jermantown Road, Suite 700
                  Fairfax, Virginia 22030-2801

Item 2.  (a)      NAMES OF PERSONS FILING

                  (i) Azimuth Technologies, L.P., a Delaware limited partnership ("Azimuth I");

                  (ii) Azimuth Tech. II LLC, a Delaware limited liability company ("Azimuth II");

                  (iii) Georgica (Azimuth Technologies), L.P., a Delaware limited partnership ("Georgica L.P.," the sole general partner of Azimuth I and the sole managing member of Azimuth II);

                  (iv) Georgica (Azimuth Technologies), Inc., a Delaware corporation ("Georgica Inc." and the sole general partner of Georgica L.P.);

                  (v)      Ferris Family 1987 Trust (the "Ferris Trust");

                  (vi) SML Family Investors LLC, a Delaware limited liability company ("Lefkowitz LLC");

                  (vii) Frederick J. Iseman ("Mr. Iseman" and the sole stockholder of Georgica Inc.);

                  (viii) Robert A. Ferris ("Mr. Ferris" and a trustee of the Ferris Trust); and

                  (ix) Steven M. Lefkowitz ("Mr. Lefkowitz" and the sole managing member of Lefkowitz LLC) ((i) through (ix) collectively, the "Reporting Persons").

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address of the principal business offices of each of the Reporting Persons is c/o Caxton-Iseman Capital Inc., 500 Park Avenue, New York, New York 10022.

         (c)      CITIZENSHIP

                  The place of organization of each of the Reporting Persons (other than the Ferris Trust and Messrs. Iseman, Ferris and Lefkowitz) is Delaware. The Ferris Trust is organized under the laws of California. Each of Messrs. Iseman, Ferris and Lefkowitz is a citizen of the United States.

CUSIP NO. 03674E 10 8               Schedule 13G                   Page 12 of 18

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Common Stock")

         (e)      CUSIP NUMBER

                  03674E 10 8

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                           Azimuth I may be deemed to beneficially own 2,878,050
                  shares of Common Stock as a result of (A) the 2,462,891 shares of Common Stock held by it and (B) its shared voting and dispositive power over: (i) 296,854 shares of Common Stock held by the Ferris Trust, (ii) 15,924 shares of Common Stock held by Lefkowitz LLC and (iii) 102,381 shares of Common Stock held by Mr. Lefkowitz.

                           Azimuth II may be deemed to beneficially own
                  1,036,261 shares of Common Stock as a result of (A) the 621,102 shares of Common Stock held by it and (B) its shared voting and dispositive power over: (i) 296,854 shares of Common Stock held by the Ferris Trust, (ii) 15,924 shares of Common Stock held by Lefkowitz LLC and (iii) 102,381 shares of Common Stock held by Mr. Lefkowitz.

                           Georgica L.P., in its capacity as sole general
                  partner and sole managing member, respectively, of Azimuth I and Azimuth II, may be deemed to beneficially own 3,499,152 shares of Common Stock as a result of (A) its voting and dispositive power over the 2,462,891 shares of Common Stock held by Azimuth I and the 621,102 shares of Common Stock held by Azimuth II and (B) its shared voting and dispositive power over: (i) 296,854 shares of Common Stock held by the Ferris Trust, (ii) 15,924 shares of Common Stock held by Lefkowitz LLC and (iii) 102,381 shares of Common Stock held by Mr. Lefkowitz.

                           Georgica Inc. may be deemed to beneficially own
                  3,499,821 shares of Common Stock as a result of (A) the 669 shares of Common Stock held by it, (B) as the sole general partner of Georgica L.P., its voting and dispositive power over the 2,462,891 shares of Common Stock held by Azimuth I and the 621,102 shares of Common Stock held by Azimuth II and (C) its shared voting and dispositive power over: (i) 296,854 shares of Common Stock held by the Ferris Trust, (ii) 15,924 shares of Common Stock held by Lefkowitz LLC and (iii) 102,381 shares of Common Stock held by

CUSIP NO. 03674E 10 8               Schedule 13G                   Page 13 of 18

                  Mr. Lefkowitz.

                           The Ferris Trust may be deemed to beneficially own
                  296,854 shares of Common Stock held by it.

                           Lefkowitz LLC may be deemed to beneficially own
                  15,924 shares of Common Stock held by it.

                           Mr. Iseman, in his own capacity and in his capacity
                  as the sole stockholder of Georgica Inc. (which is the sole general partner of Georgica L.P., which is the sole general partner and sole managing member, respectively, of Azimuth I and Azimuth II), may be deemed to beneficially own 3,500,490 shares of Common Stock as a result of his (A) voting and dispositive power over: (i) 2,462,891 shares of Common Stock held by Azimuth I; (ii) 621,102 shares of Common Stock held by Azimuth II; (iii) 669 shares of Common Stock held by Georgica Inc.; and (iv) 669 shares of Common Stock held by him and (B) his shared voting and dispositive power over: (i) 296,854 shares of Common Stock held by the Ferris Trust, (ii) 15,924 shares of Common Stock held by Lefkowitz LLC and (iii) 102,381 shares of Common Stock held by Mr. Lefkowitz.

                           Mr. Ferris may be deemed to beneficially own 296,854
                  shares of Common Stock as a result of his shared voting and dispositive power over the 296,854 shares of Common Stock held by the Ferris Trust.

                           Mr. Lefkowitz may be deemed to beneficially own
                  118,305 shares of Common Stock as a result of his shared voting and dispositive power over (i) 102,381 shares held by him and (ii) 15,924 shares of Common Stock held by Lefkowitz LLC.

         (b)      PERCENTAGE OWNED:

                           Based on calculations made in accordance with Rule
                  13d-3, and there being approximately 36,200,521 shares of Common Stock outstanding (as reported by the Company to the Reporting Persons as of December 31, 2004), (i) Azimuth I may be deemed to beneficially own approximately 8.0% of the outstanding Common Stock, (ii) Azimuth II may be deemed to beneficially own approximately 2.9% of the outstanding Common Stock, (iii) Georgica L.P., in its capacity as sole general partner and sole managing member, respectively, of Azimuth I and Azimuth II, may be deemed to beneficially own approximately 9.7% of the outstanding Common Stock, (iv) Georgica Inc., in its capacity and in its capacity as sole general partner of Georgica, L.P., may be deemed to beneficially own approximately 9.7% of the outstanding Common Stock, (v) each of the Ferris Trust and Mr. Ferris (as Trustee of the Ferris Trust) may be deemed to beneficially own approximately 0.8% of the outstanding Common Stock, (vi) Lefkowitz LLC may be deemed to beneficially own approximately 0.0% of the outstanding Common Stock, (vii) Mr.

CUSIP NO. 03674E 10 8               Schedule 13G                   Page 14 of 18

                  Iseman may be deemed to beneficially own approximately 9.7% of the outstanding Common Stock and (viii) Mr. Lefkowitz may be deemed to beneficially own approximately 0.3% of the outstanding Common Stock.

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO VOTE AND/OR DIRECT THE DISPOSITION:

                                    (i) (A) Azimuth I may be deemed to have the
                  sole power to direct the voting and disposition of the 2,462,891 shares of Common Stock held by it and (B) as a result of that certain Stockholders Agreement, dated as of March 11, 2002, by and among Azimuth I, Azimuth II, Mr. Lefkowitz, Lefkowitz LLC, Mr. Ferris and the Ferris Trust (the "Stockholders Agreement"), Azimuth I may be deemed to share the power to direct the voting and disposition of (1) the 296,854 shares of Common Stock held by the Ferris Trust, (2) the 15,924 shares of Common Stock held by Lefkowitz LLC and
                  (3) the 102,381 shares of Common Stock held by Mr. Lefkowitz,
                  (ii) (A) Azimuth II may be deemed to have the sole power to direct the voting and disposition of the 621,102 shares of Common Stock held by it and (B) as a result of the Stockholders Agreement, Azimuth II may be deemed to share the power to direct the voting and disposition of (1) the 296,854 shares of Common Stock held by the Ferris Trust, (2) the 15,924 shares of Common Stock held by Lefkowitz LLC and (3) the 102,381 shares of Common Stock held by Mr. Lefkowitz,
                  (iii) Georgica L.P. (in its capacity as sole general partner and sole managing member of Azimuth I and Azimuth II, respectively) may be deemed to (A) have the sole power to direct the voting and disposition of (1) the 2,462,891 shares of Common Stock held by Azimuth I and (2) the 621,102 shares of Common Stock held by Azimuth II and (B) share the power to direct the voting and disposition of (1) the 296,854 shares of Common Stock held by the Ferris Trust, (2) the 15,924 shares of Common Stock held by Lefkowitz LLC and (3) the 102,381 shares of Common Stock held by Mr. Lefkowitz, (iv) Georgica Inc. (in its capacity as sole general partner of Georgica L.P.) may be deemed to (A) have the sole power to direct the voting and disposition of (1) the 669 shares of Common Stock held by it, (2) the 2,462,891 shares of Common Stock held by Azimuth I and (3) the 621,102 shares of Common Stock held by Azimuth II and (B) share the power to direct the voting and disposition of (1) the 296,854 shares of Common Stock held by the Ferris Trust, (2) the 15,924 shares of Common Stock held by Lefkowitz LLC and (3) the 102,381 shares of Common Stock held by Mr. Lefkowitz, (v) Mr. Iseman may be deemed to (A) have the sole power to direct the voting and disposition of
                  (1) the 2,462,891 shares of Common Stock held by Azimuth I,
                  (2) the 621,102 shares of Common Stock held by Azimuth II,
                  (3) the 669 shares of Common

CUSIP NO. 03674E 10 8               Schedule 13G                   Page 15 of 18

                  Stock held by Georgica Inc. and (4) the 669 shares of Common Stock held by him and (B) share the power to direct the voting and disposition of (1) the 296,854 shares of Common Stock held by the Ferris Trust, (2) the 15,924 shares of Common Stock held by Lefkowitz LLC and (3) the 102,381 shares of Common Stock held by Mr. Lefkowitz, (vi) each of the Ferris Trust and Mr. Ferris (in his capacity as trustee of the Ferris Trust) may be deemed to share the power to direct the voting and disposition of the 296,854 shares of Common Stock held by the Ferris Trust, (vii) Lefkowitz LLC may be deemed to share the power to direct the voting and disposition of the 15,924 shares of Common Stock held by it and (viii) Mr. Lefkowitz may be deemed to share the power to direct the voting and disposition of (1) the 102,381 shares of Common Stock held by him and (2) the 15,924 shares of Common Stock held by Lefkowitz LLC.

         Each of the Reporting Persons disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons, other than the shares of Common Stock reported in this Schedule 13G as being beneficially owned by such Reporting Person.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The stockholders, general partners and members, as applicable, of each of Azimuth I, Azimuth II, Georgica L.P. and Georgica Inc. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of such Reporting Persons in accordance with their ownership interests in such entities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Exhibit 1.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

         Not applicable.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 03674E 10 8               Schedule 13G                   Page 16 of 18

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 10, 2005


                                   AZIMUTH TECHNOLOGIES, L.P.

                                   By:  GEORGICA (AZIMUTH TECHNOLOGIES),
                                        L.P., its general partner

                                   By:  GEORGICA (AZIMUTH TECHNOLOGIES),
                                        INC., its general partner


                                        By: /s/ Frederick J. Iseman
                                            -----------------------------------
                                            Name:    Frederick J. Iseman
                                            Title:   President


                                   AZIMUTH TECH. II LLC

                                   By:  GEORGICA (AZIMUTH TECHNOLOGIES),
                                        L.P., its managing member

                                   By:  GEORGICA (AZIMUTH TECHNOLOGIES),
                                        INC., its general partner


                                        By: /s/ Frederick J. Iseman
                                            -----------------------------------
                                            Name:    Frederick J. Iseman
                                            Title:   President


                                   GEORGICA (AZIMUTH TECHNOLOGIES), L.P.

                                   By:  GEORGICA (AZIMUTH TECHNOLOGIES),
                                        INC., its general partner


                                        By: /s/ Frederick J. Iseman
                                            -----------------------------------
                                            Name:    Frederick J. Iseman
                                            Title:   President

CUSIP NO. 03674E 10 8               Schedule 13G                   Page 17 of 18

                                    GEORGICA (AZIMUTH TECHNOLOGIES), INC.


                                        By: /s/ Frederick J. Iseman
                                            -----------------------------------
                                            Name:    Frederick J. Iseman
                                            Title:   President


                                   THE FERRIS FAMILY 1987 TRUST


                                        By: /s/ Robert A. Ferris
                                            -----------------------------------
                                            Name:    Robert A. Ferris
                                            Title:   Trustee


                                   SML FAMILY INVESTORS LLC


                                        By: /s/ Steven M. Lefkowitz
                                            -----------------------------------
                                            Name:    Steven M. Lefkowitz
                                            Title:   Managing Member


                                        /s/ Frederick J. Iseman
                                        ---------------------------------------
                                        Frederick J. Iseman


                                        /s/ Robert A. Ferris
                                        ---------------------------------------
                                        Robert A. Ferris


                                        /s/ Steven M. Lefkowitz
                                        ---------------------------------------
                                        Steven M. Lefkowitz

CUSIP NO. 03674E 10 8              Schedule 13G                    Page 18 of 18



                                  EXHIBIT INDEX
                                  -------------

Exhibit 1.        Identity of members of group filing this schedule.